                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


                                     FORM 11-K


                      FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
                  SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
                                     THE SECURITIES
                                  EXCHANGE ACT OF 1924



  (X)ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                       FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995
                                          OR

  ( )TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT
  OF 1934


                              COMMISSION FILE NUMBER 0-20526


                                 OLYMPIC FINANCIAL LTD.
                               401(k) PROFIT SHARING PLAN
                                   (TITLE OF THE PLAN)

                                 OLYMPIC FINANCIAL LTD.
                   (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              MINNESOTA                                        41-1664848
     (State or other jurisdiction of                        (IRS Employer
     incorporation or organization)                         Identification No.)

             7825 WASHINGTON AVENUE SOUTH, MINNEAPOLIS, MINNESOTA, 55439-2435
                           (Address of principal executive offices)

            Registrant's telephone number, including area code:  (612) 942-9880

                     Olympic Financial Ltd. 401(k) Profit Sharing Plan

                                  Financial Statements

                               Year ended December 31, 1995





                                      CONTENTS

Report of Independent Auditors . . . . . . . . . . . . . . . . . . . . . . . .1

Financial Statements

Statement of Net Assets Available for Benefits . . . . . . . . . . . . . . . .2
Statement of Changes in Net Assets Available for Benefits. . . . . . . . . . .2
Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . .3
Item 27(a)--Schedule of Assets Held for Investment Purposes. . . . . . . . . .7
Item 27(d)--Schedule of Reportable Transactions. . . . . . . . . . . . . . . .8

                          REPORT OF INDEPENDENT AUDITORS


Olympic Financial Ltd. 401(k)
  Profit Sharing Plan Committee

We have audited the accompanying statement of net assets available for benefits of Olympic Financial Ltd. 401(k) Profit Sharing Plan as of December 31, 1995, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995, and the changes in its net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The information presented in the "Schedule of Reportable Transactions" and certified by the custodian does not disclose the historical cost of investments sold, and related gain or loss. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                                  /s/ ERNST & YOUNG LLP

Minneapolis, Minnesota
May 31, 1996

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                    Olympic Financial Ltd. 401(k) Profit Sharing Plan

                      Statement of Net Assets Available for Benefits

                                     December 31, 1995



ASSETS
Cash                                                          $  3,526
Investments:
 Mutual funds                                                  167,177
 Olympic Financial Ltd. Common stock                           154,202
                                                             -----------
                                                               321,379
Employer contributions receivable                              120,102
Employee contributions receivable                               10,204
                                                             -----------
Net assets available for benefits                             $455,211
                                                             -----------
                                                             -----------


             Statement of Changes in Net Assets Available for Benefits

                           Year ended December 31, 1995


Additions:
 Employee contributions                                       $352,997
 Employer contributions                                        120,102
 Investment income                                               6,252
                                                             -----------
                                                               479,351

Deductions:
 Benefits paid                                                   9,485

Net realized and unrealized depreciation in fair
 value of investments                                          (14,655)
                                                             -----------
Net increase                                                   455,211
Net assets available for benefits at beginning of year              --
                                                             -----------
Net assets available for benefits at end of year              $455,211
                                                             -----------
                                                             -----------

SEE ACCOMPANYING NOTES.

                    Olympic Financial Ltd. 401(k) Profit Sharing Plan

                               Notes to Financial Statement

                                     December 31, 1995


1. DESCRIPTION OF THE PLAN

GENERAL

Olympic Financial Ltd. 401(k) Profit Sharing Plan (the Plan) is a defined contribution plan sponsored by Olympic Financial Ltd. (the Company). The Plan became effective on January 1, 1995. An employee is eligible to participate in the Plan upon attaining the age of 21 and completing a qualifying period of 12 consecutive months of employment within which the employee has had at least 1,000 credited hours of service. Effective April 29, 1996, the Board of Directors of the Company approved reduction of the required hours of service to 500 hours.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

CONTRIBUTIONS

The participants may contribute up to 10% of his or her annual compensation to any of the investment funds. Matching contributions by the Company are made at a percentage of the participant's contribution which the Company, in its sole discretion, determines from year to year.

VESTING

Participants are fully vested at all times for participant contribution amounts. Matching contributions by the Company are vested 20% each year beginning year two; fully vested at the end of year six of vested service. Effective April 29, 1996, the Board of Directors of the Company approved a revised vesting schedule that provides 50% vesting after one year and 100% vesting after two years of service.

PARTICIPANT LOANS AND HARDSHIP WITHDRAWALS

Participants can borrow up to the lesser of $50,000 or one-half of their vested account balance. Interest on loans will accrue at prime rate plus 2%. Loans are collateralized by the participant's account balance.

                    Olympic Financial Ltd. 401(k) Profit Sharing Plan

Hardship withdrawals of elective deferrals are permitted by the Plan, as described in the Plan agreement.

PAYMENT OF BENEFITS

Benefits are typically paid as soon as practicable after a participant retires, dies, becomes disabled or is terminated from the Company. Benefits are payable in the form of a lump sum distribution or installments over a fixed period of years depending on the participant's request.

PLAN TERMINATION

In the event the Plan terminates, the accounts of all participants continue to share in trust earnings, gains or losses until such time as distributions are made.

FEES AND EXPENSES

All administrative expenses of the Plan are paid for by the Company. Commissions for the purchase or sale of investments, if applicable, are paid by the Plan and are added to the cost of investments purchased or subtracted from the proceeds of investments sold.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accounting records of the Plan are maintained on the accrual basis.

INVESTMENTS

Olympic Financial Ltd. Common stock is stated at fair value (the last reported sales price on the last business day of the year). Fair value of mutual funds represents the net asset value of the fund shares which is calculated based on the valuation of the fund's underlying investments at fair value at the end of the year.

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                    Olympic Financial Ltd. 401(k) Profit Sharing Plan

                         Notes to Financial Statement (continued)

3. INVESTMENTS

The Plan's assets have been deposited in investment funds managed by a trust company. Allocation of contributions to the available investment funds is based upon the employee's choice. The changes in assets of each fund during the year ended December 31, 1995 were as follows:



                                                                         IDS CASH    OLYMPIC
                                          IDS NEW     IDS    IDS BOND   MANAGEMENT   COMPANY
                                         DIMENSION   MUTUAL    FUND        FUND       STOCK    UNALLOCATED   TOTAL
                                        ----------------------------------------------------------------------------

Additions:
 Contributions                            $85,610   $44,384  $15,654     $13,673     $179,946    $133,832  $473,099
 Investment income                          3,856     1,409      470         299          218          --     6,252
                                        ----------------------------------------------------------------------------
                                           89,466    45,793   16,124      13,972      180,164     133,832   479,351
Deductions:
 Benefits paid to participants              2,222     1,893      579       1,133        3,658          --     9,485

Interfund-transfers (net)                     265       (19)    (478)       (612)         844          --        --
Net realized and unrealized apprecia-
 tion (depreciation) in current value
 of investments                             5,480     2,307      709          (3)     (23,148)         --    (14,655)
                                        ----------------------------------------------------------------------------
                                            5,745     2,288      231        (615)     (22,304)         --    (14,655)
                                        ----------------------------------------------------------------------------
Balance at December 31, 1995              $92,989   $46,188  $15,776     $12,224     $154,202    $133,832   $455,211
                                        ----------------------------------------------------------------------------
                                        ----------------------------------------------------------------------------

                    Olympic Financial Ltd. 401(k) Profit Sharing Plan

4. INCOME TAX STATUS

The form of the Plan has received a determination letter from the Internal Revenue Service dated September 15, 1994, stating that the form of the Plan is acceptable under Section 401(a) of the Internal Revenue Code of 1986 (the "Code"). The Administrator believes the Plan is qualified and therefore, exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code and ERISA to maintain its tax-exempt status. The Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                  Olympic Financial Ltd. 401(k) Profit Sharing Plan

               Item 27(a)--Schedule of Assets Held for Investment Purposes

                                     December 31, 1995



 IDENTITY OF ISSUER, BORROWER                                      FAIR
        OR SIMILAR PARTY                 UNITS HELD      COST      VALUE
- --------------------------------------------------------------------------

IDS New Dimensions Fund                  5,385 shares  $ 87,722  $ 92,989

IDS Mutual                               3,532 shares    43,974    46,188

IDS Bond Fund                            3,000 shares    15,092    15,776

IDS Cash Management Fund                12,224 shares    12,224    12,224

Olympic Financial Ltd. Stock             9,489 shares   177,257   154,202
                                                      --------------------
                                                       $336,269  $321,379
                                                      --------------------
                                                      --------------------

                     Olympic Financial Ltd. 401(k) Profit Sharing Plan

                      Item 27(d)--Schedule of Reportable Transactions

                                 Year ended December 31, 1995



                                                                                                          CURRENT VALUE
                                                                                                           OF ASSET ON
                                                                          PURCHASE   SELLING   COST OF     TRANSACTION   NET GAIN
   IDENTITY OF PARTY INVOLVED              DESCRIPTION OF ASSET            PRICE      PRICE     ASSET         DATE       OR (LOSS)
- -----------------------------------------------------------------------------------------------------------------------------------

CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

Olympic Financial Ltd.         Purchased 5,363 shares of Common Stock in
                                6 transactions                             $80,146             $80,146       $80,146
                               Sold 1,090 shares of Common Stock in
                                6 transactions                                        $19,300   15,202        19,300      $4,098

IDS New Dimensions Fund        Purchased 5,345 units in 28 transactions     86,084              86,084        86,084
                               Sold 157 units in 11 transactions                        2,659        *         2,659           *

IDS Mutual                     Purchased 3,175 units in 26 transactions     45,043              45,043        45,043
                               Sold 193 units in 9 transactions                         2,437        *         2,437           *


Note: 5% of plan assets at December 31, 1995 was used as a threshold, because this is a new plan in 1995.

There were no category (i), (ii) or (iv) transactions in the year ended December 31, 1995.

*This information is not available.


8

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                                        SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       OLYMPIC FINANCIAL LTD.
                                       401(k) PROFIT SHARING PLAN


Date:    June 28, 1996                 By:   /s/ John A. Witham
                                          ----------------------------------
                                             John A. Witham
                                             Executive Vice President and
                                             Chief Financial Officer
                                             (Principal Financial Officer)


                                       By:   /s/ Mary E. West
                                          ----------------------------------
                                             Mary E. West
                                             Senior Vice President,
                                             Human Resources


9